UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-39340

AGORA, INC.

Floor 8, Building 12

Phase III of ChuangZhiTianDi

333 Songhu Road

Yangpu District, Shanghai

People’s Republic of China

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release ⸺ Agora, Inc. Reports Fourth Quarter and Fiscal Year 2021 Financial Results
99.2	Press Release ⸺ Agora, Inc. Announces US$200 Million Share Repurchase Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

AGORA, INC.

By:	/s/ Jingbo Wang
Name:	Jingbo Wang
Title:	Chief Financial Officer

Date: February 23, 2022